                                  Commission File No. _______

                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549


                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of February, 1999


                  KNIGHTSBRIDGE TANKERS LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                         Hamilton HM 12
                             Bermuda
            (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F     X         Form 40-F
                     ------------             ----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes            No    X
                         --------      ----------

Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached as Exhibit 1 is a copy of materials from Knightsbridge Tankers Limited (the "Company"), dated February 24,
1999, relating to the March 31, 1999 General Meeting of
Shareholders.

         Attached as Exhibit 2 is a copy of the proxy card distributed by Knightsbridge Tankers Limited to its shareholders along with the materials in Exhibit 1.


Item 2.  ADDITIONAL INFORMATION

         Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.

EXHIBIT #1
FOR IMMEDIATE RELEASE


                        February 24, 1999

                     TO THE SHAREHOLDERS OF
                  KNIGHTSBRIDGE TANKERS LIMITED


         Enclosed is a Notice of a General Meeting of Shareholders ("Notice") of Knightsbridge Tankers Limited (the
"Company") which will be held at Cedar House, 41 Cedar Avenue,
Hamilton, Bermuda on Wednesday, March 31, 1999 at 11:00 a.m.
(Bermuda time).

         At this General Meeting (the "Meeting"), shareholders of the Company will consider and vote upon a proposal (i) to elect a total of 5 Directors to serve until the next General Meeting of the Shareholders; and (ii) to ratify and approve the appointment of Deloitte & Touche as the Company's independent auditors for the fiscal year ending December 31, 1999.

         You are cordially invited to attend the Meeting in person. Whether or not you plan to attend the Meeting, please sign, date and return as soon as possible the enclosed proxy in the enclosed stamped, self-addressed envelope. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

         The affirmative vote of holders of a majority of the outstanding Common Shares is necessary to approve the reduction of share premium.

         IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.

                                  Very truly yours,


                                  Clarence Dybeck
                                  Chairman

Knightsbridge Tankers Limited
Investor Relations
P.O.Box 7007, S-103 86,           Knightsbridge Tankers Limited
Stockholm, Sweden                 Registered Office
Telephone: Int + 46-8-613 30 30   Cedar House, 41 Cedar Avenue
Telefax: Int + 46-8-613 99 09     Hamilton, HM 12, Bermuda

                  KNIGHTSBRIDGE TANKERS LIMITED
            NOTICE OF GENERAL MEETING OF SHAREHOLDERS
                         MARCH 31, 1999


         NOTICE IS HEREBY given that a General Meeting of the shareholders of Knightsbridge Tankers Limited (the "Company") will be held on March 31, 1999 at 11:00 a.m., Bermuda time, at Cedar House, 41 Cedar Avenue, Hamilton, Bermuda, for the following purposes, all of which are more completely set forth in the accompanying proxy statement:

         1. To elect a total of 5 Directors to serve until the next General Meeting of Shareholders or until their respective successors are duly elected and qualified.

         2.   To ratify and approve the appointment of Deloitte &
Touche as the Company's independent auditors for the fiscal year ending December 31, 1999.

         3. To transact other such of the business as may properly come before the meeting or any adjournment thereof.

         The Board of Directors has fixed the close of business on February 12, 1999, as the record date for the determination of the shareholders entitled to receive notice of the General
Meeting or any adjournment thereof.

         IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED ABOVE.

         In the event you decide to attend the meeting, you may revoke your proxy and vote in person.

                             BY ORDER OF THE BOARD OF DIRECTORS


                             _________________________________
                             Jackie Armstrong
                             Secretary

Dated:  February 24, 1999

                  KNIGHTSBRIDGE TANKERS LIMITED
                           CEDAR HOUSE
                         41 CEDAR AVENUE
                     HAMILTON HM EX, BERMUDA
                     ______________________

                         PROXY STATEMENT
                               FOR
                 GENERAL MEETING OF SHAREHOLDERS
             TO BE HELD ON WEDNESDAY, MARCH 31, 1999
                      _____________________

         INFORMATION CONCERNING SOLICITATION AND VOTING


         The enclosed proxy is solicited on behalf of the Board of Directors ("Board" or "Directors") of Knightsbridge Tankers Limited, a Bermuda company (the "Company"), for use at the General Meeting of Shareholders to be held at Cedar House, 41 Cedar Avenue, Hamilton, Bermuda on Wednesday, March 31, 1999, at 11:00 a.m. local time (the "Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of General Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to receive notice of the Meeting, on or about February 24, 1999.

         The outstanding shares of the Company at February 12, 1999 (the "Record Date"), consisted of 17,100,000 common shares, par value $.01 (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to receive notice of the General Meeting and to one (1) vote for each Common Share then held. One-third of the outstanding Common Shares shall constitute a quorum at the General Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.

         The Common Shares are listed on the NASDAQ National
Market under the symbol "VLCCF."

         A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal office, Cedar House, 41 Cedar Avenue, Hamilton HM EX, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

         All Common Shares of the Company represented by valid proxies received pursuant to this solicitation, and not revoked, will be voted at the General Meeting

         In the event there are not sufficient votes for approval of any of the matters to be voted upon at the General Meeting, the General Meeting may be adjourned in order to permit further solicitation of proxies.

         The form of proxy provides a space for you to withhold your vote for each of the nominees for the Board of Directors if you choose to do so. You are urged to indicate the way you wish to vote on each matter in the space provided. If no space is marked, it will be voted by the proxies named therein. (i) FOR the election of Directors as set forth below, (ii) FOR ratification and approval of the appointment of Deloitte & Touche as independent auditors; and (iii) in such persons' discretion upon such other business as may properly come before the meeting.

         ICB Shipping (Bermuda) Ltd., the Manager of the Company, will bear the cost of the solicitation of proxies and will reimburse brokerage houses and other custodians, fiduciaries and nominees for their expenses in sending solicitation material to their principals. In addition to the solicitation of proxies by the use of the mails, proxies may also be solicited by the Directors, officers and employees of the Company by telephone, cable and personal interviews. Directors, officers and employees of the Company who solicit proxies will not receive additional compensation therefor.

               PROPOSAL 1 - ELECTION OF DIRECTORS

         Pursuant to the Company's Bye-laws the number of Directors of the Company has been set at five. As provided in the Company's Bye-laws, each Director is elected at each General Meeting of shareholders and shall hold office until his successor is elected and qualified or until his earlier resignation or removal.

         Set forth below is information concerning each nominee for Director. All five nominees are currently Directors of the Company.

         Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following five nominees. In accordance with the Company's Bye-laws, Directors are elected by a majority of the votes cast at a meeting of shareholders by the shareholders entitled to vote in the election. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees For Election To The Company's Board Of Directors

         Information concerning the nominees for Directors of the Company is set forth below:

                                  Director  Position with
         Name                Age  Since     the Company
         ____                ___  ________  _____________

         Clarence Dybeck     68   1996      Director and Chairman
                                            of the Board

         Ola Lorentzon       49   1996      Director, Deputy
                                            Chairman & Treasurer

         Douglas C. Wolcott  67   1996      Director

         David M. White      58   1996      Director

         Timothy Counsell    40   1998      Director

____________________
*  Nominee for election

         Clarence Dybeck has been Chairman and a director of the Company since September 18, 1996. Mr. Dybeck has also served as Chairman of the Board and as a director of ICB since 1988 and 1986, respectively. Mr. Dybeck has also been Chairman of Stockholm Chartering AB since 1990 and of Arvak Ltd. since 1997. Mr. Dybeck has been involved in the commercial shipping industry since 1956.

         Ola Lorentzon has been Deputy Chairman, Treasurer and a director of the Company since September 18, 1996. Mr. Lorentzon has also been a director and President of ICB since 1987.
Mr. Lorentzon is also currently a director of the Swedish Protection and Indemnity Club (SAAF), Swedish Ships' Mortgage Bank and The Swedish Shipowners' Association. Mr. Lorentzon is also Deputy Chairman of the Liberian Shipowners Council and a member of the International Association of Tanker Owners (Intertanko) Council.

         Douglas C. Wolcott has been a director of the Company since September 18, 1996. Mr. Wolcott has also served as President of Chevron Shipping Corporation until 1994. He was formerly the Chairman of the Oil Companies International Forum

(OCIMF), the Interim Supplement to Tanker Liability for Oil Pollution (CRISTAL) and the Marine Preservation Association
(MPA). Mr. Wolcott also served as Deputy Chairman and Director of the United Kingdom Protection and Indemnity Club and as a director of The American Bureau of Shipping and London & Overseas Freighters Limited. He is currently also a director of the Golden Ocean Group Limited and the On-the-Go Software Co.
Mr. Wolcott is also chairing the U.S. National Research Council's Committee on the "Oil Pollution Act of 1990 (Section 4115) Implementation Review".

         David M. White has been a director of the Company since September 18, 1996. Mr. White is Chairman of Dan White Investment Limited. Mr. White has also served as a director of NatWest Equity Primary Markets Limited from January 1992 to March 1996, and was previously a director of both NatWest Markets Corporate Finance Limited and NatWest Markets Securities Limited until December 1991.

         Timothy Counsell has been a director of Knightsbridge
Tankers Limited since March 27, 1998. Mr. Counsell has been a partner of the law firm of Appleby, Spurling & Kempe, Bermudian counsel to the Company and the Manager, since 1990.

         Messrs. Wolcott and White are members of the Audit
Committee of the Board of Directors.

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN
FAVOR OF THE PROPOSED DIRECTORS.  PROXIES RECEIVED BY THE
MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS
UNLESS A CONTRARY VOTE IS SPECIFIED.

      PROPOSAL 2 - RATIFICATION AND APPROVAL OF APPOINTMENT
                     OF INDEPENDENT AUDITORS

         The Board is submitting for ratification and approval at the meeting the selection of Deloitte & Touche as the Company's independent auditors for the fiscal year 1999. The approval of this proposal will require a majority of the votes cast at the Meeting.

         Deloitte & Touche has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

         All services rendered by the independent auditors are subject to review by the Audit Committee.

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION AND APPROVAL OF THE APPOINTMENT OF DELOITTE & TOUCHE AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE 1999 FISCAL YEAR. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH RATIFICATION AND APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

                        OTHER INFORMATION

         Management knows of no business which will be presented for consideration at the General Meeting other than that stated in the Notice of Meeting. Should any additional matter come before the General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

                             By Order of the Directors


                             ________________________
                             Jackie Armstrong
                             Secretary

February 24, 1999
Hamilton, Bermuda

                                       February 16, 1999




TO:  The Shareholders of
     Knightsbridge Tankers Limited
     That Are United States Taxpayers

         As you are aware, Knightsbridge Tankers Limited ("Knightsbridge") is a "Passive Foreign Investment Company" ("PFIC") for United States income tax purposes. The following is a PFIC annual information statement for the taxable year of Knightsbridge beginning on January 1, 1998 and ending on December 31, 1998. This statement is being provided so that you may report your pro rata share of Knightsbridge's income in the event that you have elected to treat Knightsbridge as a "qualified electing fund" ("QEF") under the applicable provisions of the United States Internal Revenue Code.

         You should keep this statement in your records, but, unlike last year, you do not need to attach this statement to your IRS Form 8621, "Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund". In order to assist you in completing Form 8621, the address of Knightsbridge is: Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda.
















Knightsbridge Tankers Limited
Investor Relations
P.O.Box 7007, S-103 86,           Knightsbridge Tankers Limited
Stockholm, Sweden                 Registered Office
Telephone: Int + 46-8-613 30 30   Cedar House, 41 Cedar Avenue
Telefax: Int + 46-8-613 99 09     Hamilton, HM 12, Bermuda

                PFIC Annual Information Statement


1. This Information Statement applies to the taxable year of Knightsbridge Tankers Limited ("Knightsbridge") beginning on
     January 1, 1998 and ending on December 31, 1998 (the
     "Taxable Year").

2.   (i)   Your pro rata share of the ordinary earnings of
           Knightsbridge for the Taxable Year may be determined as follows:

           (a) If you owned the same number of Knightsbridge shares from January 1, 1998 through December 31,
                1998, multiply the number of such Knightsbridge shares by $0.615474.

           (b) If you did not own Knightsbridge shares for the entire period beginning January 1, 1998 and ending December 31, 1998, multiply the number of shares you owned by $0.615474, divide the result by 365, and multiply by the number of days during 1998 that you held such shares.*

           (c) If you owned different numbers of Knightsbridge shares at different times during 1998, perform the calculation specified in (b) above separately for each lot of shares owned.

     (ii) Your pro rata share of the net capital gain of Knightsbridge for the Taxable Year is zero.

3. The amount of cash and the fair market value of other property distributed or deemed distributed by Knightsbridge during the Taxable Year is as follows:

           Cash:  See note**
____________________

* For example, if you acquired 100 shares on July 1, 1998 and held them throughout the remainder of 1998, your pro rata share of Knightsbridge's ordinary earnings would be $31.03 (i.e., 100 shares x $0.615474 x 184/365).

** On February 10, 1998, Knightsbridge made a distribution of $0.75 per share to shareholders of record on January 26, 1998. On May 12, 1998, Knightsbridge made a distribution of $0.45 per share to shareholders of record on April 27, 1998. On August 11, 1998, Knightsbridge made a distribution of $0.63 per share to shareholders of record on July 27, 1998. On November 10, 1998, Knightsbridge
                             (footnote continued)

           Fair Market Value of Property:  0

4. Knightsbridge will permit you to inspect and copy Knightsbridge's permanent books of account, records, and such other documents as may be maintained by Knightsbridge to establish that Knightsbridge's ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles, and to verify these amounts and your pro rata shares thereof.

                             KNIGHTSBRIDGE TANKERS LIMITED


Date: February 16, 1999      By:  /s/ Ola Lorentzon
      _________________           ______________________
                                  Name:  Ola Lorentzon
                                  Title:   Deputy Chairman



THIS INFORMATION IS PROVIDED IN ORDER TO ASSIST SHAREHOLDERS IN MAKING CALCULATIONS, AND DOES NOT CONSTITUTE TAX ADVICE. SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES OF THE OWNERSHIP OF COMMON SHARES ARISING IN THEIR OWN PARTICULAR SITUATIONS UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN LAW.











____________________

(footnote continued)
       made a distribution of `$0.53 per share to shareholders of record on October 26, 1998. The total amount of these four distributions exceeded the sum of Knightsbridge's earnings and profits for the Taxable Year and Knightsbridge's earnings and profits accumulated in prior years. Accordingly, 30.46% of the February distribution is a dividend and 69.54% of the distribution is a non-taxable return of capital. With respect to each of the other three distributions, 26.08% of the distribution is a dividend and 73.92% of the distribution is a non-taxable return of capital.

EXHIBIT #2


                  KNIGHTSBRIDGE TANKERS LIMITED
                 GENERAL MEETING OF SHAREHOLDERS
                         MARCH 31, 1999

              THIS PROXY IS SOLICITED ON BEHALF OF
                     THE BOARD OF DIRECTORS

The undersigned hereby appoints Clarence Dybeck, Timothy Counsell and Jackie Armstrong, and each of them jointly and severally, as his agents and proxies with full power of substitution to vote any and all Common Shares of Knightsbridge Tankers Limited which the undersigned is entitled to vote and at the General Meeting of Shareholders of said Company at 11:00 a.m., Bermuda time, at Cedar House, 41 Cedar Avenue, Hamilton, Bermuda, to be held Wednesday, March 31, 1999, or any adjournment or postponement thereof, as specified on the reverse hereof.

THIS PROXY WILL BE VOTED AS THE UNDERSIGNED SPECIFIED ON THE
REVERSE HEREOF.  UNLESS OTHERWISE MARKED, THIS PROXY WILL BE
VOTED FOR PROPOSALS ONE AND TWO.

THE BOARD OF DIRECTORS SOLICITS YOUR PROXY FOR THE FOLLOWING
ITEMS:

Please mark your votes as indicated in
this example                               / X /

1. PROPOSAL to elect a total of 5 Directors to serve until the next General Meeting of Shareholders or until their respective successors are duly elected and qualified.

         FOR all nominees listed       WITHHOLD AUTHORITY
         to the right (except as       to vote for all nominees
         marked to the contrary)       listed to the right


                /   /                         /   /


Nominees:  Timothy Counsell, Clarence Dybeck, Ola Lorentzon,
David M. While, Douglas C. Wolcott

(Instruction: To withhold authority to vote for any individual nominee, write that nominee's name on the space provided below.)


_______________________________________________________________


2.  PROPOSAL to ratify and approve the appointment of Deloitte &
    Touche as the Company's independent auditors for the fiscal year ending December 31, 1999.

              FOR            AGAINST          ABSTAIN

              /   /          /   /            /   /

3. To transact other such of the business as may properly come before the meeting or any adjournment thereof.



Dated _______________________, 1999


___________________________________
Signature


___________________________________
Signature


NOTE: Please sign as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

                           SIGNATURES




              Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  KNIGHTSBRIDGE TANKERS LIMITED
                                       (registrant)


Dated: February 25, 1999     By:  /s/ Ola Lorentzo
                                  ____________________________
                                  Ola Lorentzon
                                  Director, Deputy Chairman
                                  and Treasurer































                               17
01655002.AG1